Filed by UAL Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323

The following advertisement was first published on May 3, 2010 in The Denver Post online edition:  www.denverpost.com and has also been published in certain online editions of other newspapers on and from May 4, 2010.

The following advertisement was first published in the Wall Street Journal and certain other print publications on May 4, 2010.